Via Facsimile and U.S. Mail
Mail Stop 6010

March 23, 2006

Mr. Eugene G. Ballard
Senior Vice President, Chief Financial Officer,
and Treasurer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

Re: W.R. Berkley Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-15202

Dear Mr. Ballard:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reserves for Losses and Loss Expenses, page 3

1. You disclose that in circumstances where one actuarial method is considered more credible than the others, you use that method to establish a point estimate. Please provide us, in disclosure-type format, expanded disclosure

that discusses the circumstances in which specific actuarial techniques would be considered more credible. In addition, when multiple point estimates are used, include the range of these point estimates.

2. Please provide us, in disclosure-type format, the following expanded disclosure for your reserve sensitivity analysis:

- Provide this analysis on a disaggregated basis by line of business.
- Discuss the link between the frequency and severity loss activity measures and the key assumptions you identified that affect the loss reserve best estimate.
- Tell us whether or not these changes in measures are reasonably likely. If the changes are not reasonably likely, please provide us a revised analysis that discloses the reasonably likely changes and the effect that these changes would have on your reported results, financial position and liquidity.

Liquidity and Capital Resources, page 14

3. We note on page 11 that your investment strategy is to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of liabilities. Please provide us in disclosure-type format, a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant